Exhibit 17

December 28, 2004

Mr. Thomas E. Capps

Chairman and Chief Executive Officer
Dominion Resources
P. O. Box 26532
Richmond, VA 23261

Dear Tom:

It is with great regret that I resign from Dominion Resources Board of Directors, effective January 1, 2005.

It goes without saying how much I admire the tremendous job that you, your associates and the Board of Directors have done under a very competitive business environment.

Thank everyone for the many courtesies extended to me over my tenure as a director.

My very best, /s/ Bob Robert H. Spilman